Exhibit 99(a)(1)(A)

PUT RIGHT PURCHASE OFFER

TO HOLDERS OF

SENIOR SUBORDINATED CONVERTIBLE NOTES DUE 2034

ISSUED BY

THORATEC CORPORATION

CUSIP Numbers: 885175 AA7 and 885175 AB5

NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture, dated as of May 24, 2004 (the “Indenture”), between Thoratec Corporation, a California corporation (referred to as “we” or the “Company”) and U.S. Bank National Association, as trustee and paying agent (the “Trustee” or “Paying Agent”), and the Company’s Senior Subordinated Convertible Notes due 2034 (the “Securities”) that, at the option of each holder (the “Holder”) of the Securities, the Securities will be purchased by the Company for $580.98 per $1,000 principal amount at maturity of the Securities (the “Put Right Purchase Price”), subject to the terms and conditions of the Indenture, the Securities and this Put Right Purchase Offer and related notice materials, as amended and supplemented from time to time (the “Put Option”). Accrued cash interest on the Securities to, but not including, the Put Right Purchase Date (an Interest Payment Date under the terms of the Securities), will be paid to the Holder of record at the close of business on May 1, 2011, prior to the payment of the Put Right Purchase Price as provided by the Indenture. Accordingly, we expect that there will be no accrued and unpaid cash interest due as part of the Put Right Purchase Price. Unless the Company fails to pay the Put Right Purchase Price and accrued and unpaid cash interest, if any, which is due and payable, on Securities for which a Put Right Purchase Notice (as defined in the Indenture) has been submitted, Original Issue Discount (as defined in the Indenture) and cash interest, if any, on such Securities will cease to accrue on and after the Put Right Purchase Date.  Holders may surrender their Securities from 9:00 a.m., New York City time, on Friday, April 15, 2011 through midnight, New York City time, on Friday, May 13, 2011 (the “Expiration Date”), which is the Business Day immediately preceding May 16, 2011 (the “Put Right Purchase Date”). This Put Right Purchase Offer is being sent pursuant to the provisions of Section 3.12 of the Indenture and paragraph 8 of the Securities. All capitalized terms used but not specifically defined in this Put Right Purchase Offer shall have the meanings given to such terms in the Indenture and the Securities.

To exercise your option to have the Company purchase the Securities and receive the Put Right Purchase Price per $1,000 principal amount at maturity of the Securities, you must validly surrender the Securities prior to midnight, New York City time, on the Expiration Date. Securities surrendered for purchase may be withdrawn at any time prior to midnight, New York City time, on the Expiration Date. The right of Holders to surrender Securities for purchase in the Put Option expires at midnight, New York City time, on the Expiration Date.

The Trustee has informed the Company that, as of the date of this Put Right Purchase Offer, all custodians and beneficial holders of the Securities hold the Securities through Depository Trust Company (“DTC”) accounts and that there are no certificated Securities in non-global form. Accordingly, all Securities surrendered for purchase hereunder must be delivered through the transmittal procedures of DTC.

The Paying Agent and Conversion Agent is:

U.S. Bank National Association

By Regular, Registered or Certified Mail or Overnight Courier: U.S. Bank National Association Attention: Corporate Trust Services 60 Livingston Avenue St. Paul, Minnesota 55107-2292	For Information: 1-800-934-6802	By Facsimile: (651) 495-8158 Attention: Corporate Trust Services or cts.specfinance@usbank.com Confirm Receipt of Facsimile Only: 651-495-3520

Additional copies of this Put Right Purchase Offer may be obtained from the Paying Agent at its addresses set forth above.

Dated: April 15, 2011

TABLE OF CONTENTS

SUMMARY TERM SHEET	3
IMPORTANT INFORMATION CONCERNING THE OPTION	5
1. Information Concerning The Company	5
2. Information Concerning The Securities	5
2.1 The Company’s Obligation to Purchase the Securities	5
2.2 Put Right Purchase Price	5
2.3 Conversion Rights of the Securities	6
2.4 Market for the Securities and the Company’s Common Stock	6
2.5 Redemption	7
2.6 Ranking	7
2.7 Dividends	7
3. Procedures To Be Followed By Holders Electing To Surrender Securities For Purchase	7
3.1 Method of Delivery	7
3.2 Agreement to be Bound by the Terms of the Put Option	7
3.3 Delivery of Securities	8
4. Right Of Withdrawal	9
5. Payment For Surrendered Securities	9
6. Securities Acquired	9
7. Plans Or Proposals Of The Company	9
8. Interests Of Directors, Executive Officers And Affiliates Of The Company In The Securities	10
9. Purchases Of Securities By The Company And Its Affiliates	10
10. Material United States Tax Considerations	10
11. Additional Information	12
12. No Solicitations	13
13. Definitions	13
14. Conflicts	13

No person has been authorized to give any information or to make any representation other than those contained in the Put Option and, if given or made, such information or representation must not be relied upon as having been authorized. You should not assume that the information contained in this Put Right Purchase Offer is accurate as of any date other than the date on the front of this Put Right Purchase Offer. The Put Option does not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of the Put Option shall not under any circumstances create any implication that the information contained in the Put Option is current as of any time subsequent to the date of such information. None of the Company or its board of directors or employees are making any representation or recommendation to any Holder as to whether or not to surrender such Holder’s Securities. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Securities for purchase and, if so, the amount of Securities to surrender.

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Put Option. To understand the Put Option fully and for a more complete description of the terms of the Put Option, we urge you to read carefully the remainder of this Put Right Purchase Offer because the information in this summary is not complete. We have included page references to direct you to a more complete description of the topics in this summary.

Who is offering to purchase my securities?

Thoratec Corporation, a California corporation (the “Company”), is obligated, at your option, to purchase your validly surrendered Senior Subordinated Convertible Notes due 2034 (the “Securities”). (Page 5)

Why is the Company offering to purchase my securities?

The right of each holder (the “Holder”) of the Securities to sell and the obligation of the Company to purchase the Securities pursuant to the Put Option is a term of the Securities and has been a right of Holders from the time the Securities were issued on May 24, 2004. We are required to repurchase the Securities of any Holder exercising the Put Option pursuant to the terms of the Securities and the Indenture. (Page 5)

What securities are you obligated to purchase?

We are obligated to purchase all of the Securities surrendered, at the option of the Holder. As of April 13, 2011, there was approximately $243.4 million aggregate principal amount at maturity of Securities outstanding. The Securities were issued under an Indenture, dated as of May 24, 2004 (the “Indenture”), between the Company, as issuer and U.S. Bank National Association, as trustee and paying agent (the “Trustee” or “Paying Agent”). (Page 5)

How much will you pay and what is the form of payment?

Pursuant to the terms of the Indenture and the Securities, we will pay, in cash, a Put Right Purchase Price of $580.98 per $1,000 principal amount at maturity of the Securities (the “Put Right Purchase Price”), with respect to any and all Securities validly surrendered for purchase and not withdrawn. (Pages 5-6)

How can I determine the market value of the Securities?

There is no established reporting system or market for trading in the Securities. To the extent that the Securities are traded, prices of the Securities may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the trading price and implied volatility of the Company’s common stock and the market for similar securities. To the extent available, Holders are urged to obtain current market quotations for the Securities prior to making any decision with respect to the Put Option. The common stock, no par value (the “Common Stock”), of the Company into which the Securities are convertible is listed on The NASDAQ Global Select Market (“NASDAQ”) under the symbol “THOR.” On April 13, 2011, the closing price of the Common Stock on NASDAQ was $27.55 per share. (Page 6)

What does the board of directors of the Company think of the Put Option?

The board of directors of the Company has not made any recommendation as to whether you should surrender your Securities for purchase in the Put Option. You must make your own decision whether to surrender your Securities for purchase in the Put Option and, if so, the amount of Securities to surrender. (Page 6)

When does the Put Option expire?

The Put Option expires at midnight, New York City time, on Friday, May 13, 2011 (the “Expiration Date”), which is the Business Day immediately preceding May 16, 2011 (the “Put Right Purchase Date”). We will not extend the period Holders have to accept the Put Option unless required to do so by the federal securities laws. (Page 5)

What are the conditions to the purchase by the Company of the Securities?

The purchase by us of validly surrendered Securities is not subject to any condition other than such purchase being lawful and satisfaction of the procedural requirements described in this Put Right Purchase Offer.

How do I surrender my Securities?

To surrender your Securities for purchase pursuant to the Put Option, you must surrender the Securities through the transmittal procedures of The Depository Trust Company (“DTC”) no later than midnight, New York City time, on the Expiration Date.

•                  Holders whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender such Holder’s Securities and instruct such nominee to surrender the Securities on the Holder’s behalf through the transmittal procedures of DTC.

•                  Holders who are DTC participants should surrender their Securities electronically through DTC’s Automated Tenders over the Participant Terminal System, subject to the terms and procedures of that system on or before midnight, New York City time, on the Expiration Date.

By surrendering your Securities through the transmittal procedures of DTC, you agree to be bound by the terms of the Put Option set forth in this Put Right Purchase Offer (Pages 7-9)

If I surrender my Securities, when will I receive payment for them?

We will accept for payment all validly surrendered Securities promptly upon expiration of the Put Option. We will promptly forward to the Paying Agent, prior to noon, New York City time, on Tuesday, May 17, 2011, the appropriate amount of cash required to pay the Put Right Purchase Price for the surrendered Securities, and the Paying Agent will promptly distribute the cash to DTC, the sole record Holder. DTC will thereafter distribute the cash to its participants in accordance with its procedures. (Page 9)

Until what time can I withdraw previously surrendered Securities?

You can withdraw Securities previously surrendered for purchase at any time until midnight, New York City time, on the Expiration Date. (Page 9)

How do I withdraw previously surrendered Securities?

To withdraw previously surrendered Securities, you must comply with the withdrawal procedures of DTC prior to midnight, New York City time, on the Expiration Date. (Page 9)

Do I need to do anything if I do not wish to surrender my Securities for purchase?

No. If you do not surrender your Securities before the expiration of the Put Option, we will not purchase your Securities on the Put Right Purchase Date and such Securities will remain outstanding subject to their existing terms. (Page 5)

If I choose to surrender my Securities for purchase, do I have to surrender all of my Securities?

No. You may surrender all of your Securities, a portion of your Securities or none of your Securities for purchase. If you wish to surrender a portion of your Securities for purchase, however, you must surrender your Securities in a principal amount of $1,000 or an integral multiple thereof. (Page 5)

If I do not surrender my Securities for purchase, will I continue to be able to exercise my conversion rights?

Yes. If you do not surrender your Securities for purchase, your conversion rights will not be affected. The Securities are currently convertible at a Conversion Price of $33.9383 and a Conversion Rate of 29.4652 per $1,000 principal amount at maturity.  You will continue to have the right to convert each $1,000 principal amount of a Security into shares of Common Stock, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. Beginning May 16, 2011, the Securities are redeemable for cash at any time at the option of the Company.  On March 31, 2011, the Company issued a notice of redemption to the holders that it intends to redeem any Securities outstanding on May 17, 2011 (the “Redemption Date”).   (Page 6)

Will the receipt of cash in exchange for Securities pursuant to the Put Option be a taxable transaction for U.S. federal income tax purposes?

Yes. The receipt of cash in exchange for Securities pursuant to the Put Option will be a taxable transaction for U.S. federal income tax purposes. You should consult with your tax advisor regarding the actual tax consequences to you. (Pages 10-12)

Who is the Paying Agent?

U.S. Bank National Association, the Trustee under the Indenture, is serving as Paying Agent in connection with the Put Option. Its address and telephone number are set forth on the front cover page of this Put Right Purchase Offer.

Who can I talk to if I have questions about the Put Option?

Questions and requests for assistance in connection with the surrender of Securities for purchase in the Put Option may be directed to the Paying Agent at the address and telephone and facsimile numbers set forth on the cover of this Put Right Purchase Offer.

IMPORTANT INFORMATION CONCERNING THE OPTION

1. Information Concerning The Company. Thoratec Corporation, a California corporation (the “Company”), is obligated to purchase the Company’s Senior Subordinated Convertible Notes due 2034 (the “Securities”). The Securities are convertible into the common stock, no par value (the “Common Stock”), of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Securities.

The Company is a world leader in mechanical circulatory support with a product portfolio to treat the full range of clinical needs for advanced heart failure patients. It develops, manufactures and markets proprietary medical devices used for circulatory support. The Company maintains its registered and principal executive offices at 6035 Stoneridge Drive, Pleasanton, California 94588 and the telephone number there is (925) 847-8600.

2. Information Concerning The Securities. The Securities were issued under an Indenture, dated as of May 24, 2004 (the “Indenture”), between the Company, as issuer, and U.S. Bank National Association, as trustee (the “Trustee” or “Paying Agent”). The Securities mature on May 16, 2034.

2.1 The Company’s Obligation to Purchase the Securities. Pursuant to the terms of the Securities and the Indenture, the Company is obligated to purchase all Securities validly surrendered for purchase and not withdrawn, at the Holder’s option, on May 13, 2011. This Put Option will expire at midnight, New York City time, on Friday, May 13, 2011 (the “Expiration Date”), which is the Business Day immediately preceding May 16, 2011 (the “Put Right Purchase Date”). The Indenture does not provide us the right to extend the period Holders have to accept the Put Option. Nonetheless, if we make any change to this Put Option which we determine constitutes a material change, or if we waive a material condition to this Put Option, we will promptly disclose the change or waiver in a supplement to this Notice that we will distribute to registered Holders, and we will make a public announcement of such change or waiver promptly afterward. We may be required to extend the Put Right Purchase Date for a period of five to ten Business Days, depending on the significance of the change or waiver, if the Put Option would otherwise expire during the five to ten Business Day period. If we are required to extend the Put Right Purchase Date, we will make a public announcement of such extension promptly by means of a press release. If we are required to extend the Put Right Purchase Date and do not accept and pay for tendered Securities promptly after May 16, 2011, such failure to pay would be a default under the Indenture. The purchase by the Company of validly surrendered Securities is not subject to any condition other than such purchase being lawful and the procedural requirements described in this Put Right Purchase Offer.

If any Securities remain outstanding following the expiration of the Put Option, and if the Securities are not otherwise redeemed or converted after such date, the Company will become obligated to purchase the Securities, at the option of the Holders, in whole or in part, on May 16, 2014 at a purchase price equal to $623.62 per $1,000 principal amount at maturity of those Securities plus accrued and unpaid cash interest, if any, to, but not including, the purchase date thereof.

Beginning May 16, 2011, the Securities are redeemable for cash at any time at the option of the Company.  On March 31, 2011, the Company issued a notice of redemption to the holders that it intends to redeem any Securities outstanding on the Redemption Date.

2.2 Put Right Purchase Price. Pursuant to the Securities, the Put Right Purchase Price to be paid by the Company for the Securities on the Put Right Purchase Date is $580.98 per $1,000 principal amount at maturity of the Securities (the “Put Right Purchase Price”). The Put Right Purchase Price will be paid in cash with respect to any and all Securities validly surrendered for purchase and not withdrawn prior to midnight, New York City time, on the Expiration Date. Securities surrendered for purchase will be accepted only in principal amounts equal to $1,000 or integral multiples thereof.

The Put Right Purchase Price is based solely on the requirements of the Indenture and the Securities and bears no relationship to the market price of the Securities or the Common Stock. Thus, the Put Right Purchase Price may be significantly higher or lower than the market price of the Securities on the Put Right Purchase Date. Holders of Securities are urged to obtain the best available information as to potential current market prices of the Securities, to the extent available, and the Common Stock before making a decision whether to surrender their Securities for purchase.

None of the Company or its board of directors or employees are making any recommendation to Holders as to whether to surrender or refrain from surrendering Securities for purchase pursuant to this Put Right Purchase Offer. Each Holder must make such Holder’s own decision whether to surrender such Holder’s Securities for purchase and, if so, the principal amount of Securities to surrender based on such Holder’s assessment of current market value of the Securities and the Common Stock and other relevant factors.

2.3 Conversion Rights of the Securities. Holders that do not surrender their Securities for purchase pursuant to the Put Option will maintain the right to convert their Securities into Common Stock, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. The Securities are currently convertible at a Conversion Price of $33.9383 and a Conversion Rate of 29.4652 per $1,000 principal amount at maturity.  Any Securities which are surrendered pursuant to the Put Option may be converted in accordance with the terms of the Indenture and the Securities only if such surrender has been validly withdrawn prior to midnight, New York City time, on the Expiration Date, as described in Section 4 below.

2.4 Market for the Securities and the Company’s Common Stock. There is no established reporting system or trading market for trading in the Securities.  However, we believe the Securities currently are traded over the counter.  We believe that there is no practical way to accurately determine the trading history of the Securities. To the extent that the Securities are traded, prices of the Securities may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the market price and implied volatility of the Common Stock and the market for similar securities. As of April 13, 2011, there was approximately $243.4 million aggregate principal amount at maturity of Securities outstanding.  We plan to redeem any Securities that are not converted prior to, or subject to the Put Option prior to, the Redemption Date on May 17, 2011.

The Common Stock into which the Securities are convertible is listed on The NASDAQ Global Select Market (“NASDAQ”) under the symbol “THOR.” The following table sets forth, for the fiscal quarters indicated, the high and low sales prices of the Common Stock as reported on NASDAQ.

	High	Low

Fiscal Year 2011
First Quarter	$31.33	$22.33
Second Quarter (through April 13, 2011)	27.83	26.17

Fiscal Year 2010
First Quarter	$33.99	$25.38
Second Quarter	47.08	33.78
Third Quarter	44.97	32.20
Fourth Quarter	37.26	24.74

Fiscal Year 2009
First Quarter	$31.72	$20.40
Second Quarter	30.38	23.83
Third Quarter	31.08	23.96
Fourth Quarter	31.06	26.26

On April 13, 2011, the closing price of the Common Stock on NASDAQ was $27.57 per share. As of April 1, 2011, there were approximately 57,206,087 shares of Common Stock outstanding. We urge you to obtain current market information for the Securities, to the extent available, and the Common Stock before making any decision to surrender your Securities pursuant to the Put Option.

2.5 Redemption. Beginning May 16, 2011, the Securities are redeemable for cash at any time at the option of the Company.  On March 31, 2011, the Company issued a notice of redemption to the holders that it intends to redeem any Securities outstanding on the Redemption Date.  Any Securities that are not converted prior to, or submitted pursuant to the Put Option prior to, the Redemption Date will be redeemed on May 17, 2011 at the Redemption Price (as defined in the Indenture) as set forth in the separate Notice of Redemption dated March 31, 2011.

2.6 Ranking. The Securities are senior subordinated obligations of the Company and rank equal in right of payment to all of the Company’s existing and future senior subordinated indebtedness, and are junior to existing and future senior indebtedness of the Company, if any.

2.7 Dividends. The Holders of Securities are not entitled to dividends. Upon conversion into Common Stock, the Holders will be entitled to dividends, if any, made to holders of Common Stock.

3. Procedures To Be Followed By Holders Electing To Surrender Securities For Purchase. Holders will not be entitled to receive the Put Right Purchase Price for their Securities unless they validly surrender and do not withdraw the Securities on or before midnight, New York City time, on the Expiration Date. Only registered Holders are authorized to surrender their Securities for purchase. Holders may surrender some or all of their Securities; however, any Securities surrendered must be in $1,000 principal amount or an integral multiple thereof. If Holders do not validly surrender their Securities on or before midnight, New York City time, on the Expiration Date, their Securities will remain outstanding subject to the existing terms of the Securities.

3.1 Method of Delivery. The Trustee has informed the Company that, as of the date of this Put Right Purchase Offer, all custodians and beneficial holders of the Securities hold the Securities through DTC accounts and that there are no certificated Securities in non-global form. Accordingly, all Securities surrendered for purchase hereunder must be delivered through DTC’s Automatic Tenders over the Participant Terminal System (“PTS”). This Put Right Purchase Offer constitutes the Company Put Right Purchase Notice (as defined in the Indenture) and valid delivery of Securities via PTS will constitute a Put Right Purchase Notice (as defined in the Indenture) satisfying the notice requirements of the Indenture. Delivery of Securities and all other required documents, including delivery and acceptance through PTS, is at the election and risk of the person surrendering such Securities.

3.2 Agreement to be Bound by the Terms of the Put Option. By surrendering your Securities through the transmittal procedures of DTC, a Holder acknowledges and agrees as follows:

•                  such Securities shall be purchased as of the Put Right Purchase Date pursuant to the terms and conditions set forth in this Put Right Purchase Offer;

•                  such Holder agrees to all of the terms of this Put Right Purchase Offer;

•                  such Holder has received this Put Right Purchase Offer and acknowledges that this Put Right Purchase Offer provides the notice required pursuant to the Indenture;

•                  upon the terms and subject to the conditions set forth in this Put Right Purchase Offer, the Indenture and the Securities, and effective upon the acceptance for payment thereof, such Holder (i) irrevocably sells, assigns and transfers to the Company, all right, title and interest in and to all the Securities surrendered, (ii) releases and discharges the Company and its directors, officers, employees and affiliates from any and all claims such Holder may have now, or may have in the future arising out of, or related to, the Securities, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Securities or to participate in any redemption or defeasance of the Securities and (iii) irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of such Holder with respect to any such surrendered Securities, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such Securities, or transfer ownership of such Securities, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company, (b) present such Securities for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Securities (except that the Paying Agent will have no rights to, or control over, funds from the Company, except as agent for the Company, for the Put Right Purchase Price of any surrendered Securities that are purchased by the Company), all in accordance with the terms set forth in this Put Right Purchase Offer;

•                  such Holder represents and warrants that such Holder (i) owns the Securities surrendered and is entitled to surrender such Securities and (ii) has full power and authority to surrender, sell, assign and transfer the Securities surrendered hereby and that when such Securities are accepted for purchase and payment by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right;

•                  such Holder agrees, upon request from the Company, to execute and deliver any additional documents deemed by the Paying Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Securities surrendered;

•                  such Holder understands that all Securities properly surrendered for purchase and not withdrawn prior to midnight, New York City time, on the Expiration Date will be purchased at the Put Right Purchase Price, in cash, pursuant to the terms and conditions of the Indenture, the Securities, the Put Right Purchase Offer and related notice materials, as amended and supplemented from time to time;

•                  payment for Securities purchased pursuant to the Put Right Purchase Offer will be made by deposit of the Put Right Purchase Price for such Securities with the Paying Agent, which will act as agent for surrendering Holders for the purpose of receiving payments from the Company and transmitting such payments to such Holders;

•                  surrenders of Securities may be withdrawn by written notice of withdrawal delivered pursuant to the procedures set forth in this Put Right Purchase Offer at any time prior to midnight, New York City time, on the Expiration Date;

•                  all authority conferred or agreed to be conferred pursuant to the terms of the Put Option hereby shall survive the death or incapacity of the undersigned and every obligation of the Holder and shall be binding upon the Holder’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

•                  the delivery and surrender of the Securities is not effective, and the risk of loss of the Securities does not pass to the Paying Agent, until receipt by the Paying Agent of any and all evidences of authority and any other required documents in form satisfactory to the Company; and

•                  all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any surrender of Securities pursuant to the procedures described in this Put Right Purchase Offer and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, in its sole direction, which determination shall be final and binding on all parties.

3.3 Delivery of Securities. Securities Held Through a Custodian. A Holder who wishes to tender Securities pursuant to this Put Right Purchase Offer and whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender such Holder’s Securities and instruct such nominee to surrender the Securities for purchase on the Holder’s behalf through the transmittal procedures of DTC as set forth below in “Securities in Global Form” on or prior to midnight, New York City time, on the Expiration Date. The Company will, upon request, reimburse brokers, dealers, commercial banks, trust companies or other nominees for reasonable and necessary costs and expenses incurred by them in forwarding the enclosed materials to their customers who are beneficial owners of the Securities held by them as a nominee or in a fiduciary capacity.

Securities in Global Form. A Holder who is a DTC participant who wishes to tender Securities pursuant to this Put Right Purchase Offer must surrender to the Company such Holder’s beneficial interest in the Securities by:

•                  delivering to the Paying Agent’s account at DTC through DTC’s book-entry system such Holder’s beneficial interest in the Securities on or prior to midnight, New York City time, on the Expiration Date; and

•                  electronically transmitting such Holder’s acceptance through DTC’s PTS, subject to the terms and procedures of that system on or prior to midnight, New York City time, on the Expiration Date.

In surrendering through PTS, the electronic instructions sent to DTC by the Holder or by a broker, dealer, commercial bank, trust company or other nominee on such Holder’s behalf, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the terms of the Put Option, including those set forth above under “- Agreement to be Bound by the Terms of the Put Option.”

You bear the risk of untimely surrender of your Securities. You must allow sufficient time for completion of the necessary DTC procedures before midnight, New York City time, on the Expiration Date.

4. Right Of Withdrawal. Securities surrendered for purchase may be withdrawn at any time prior to midnight, New York City time, on the Expiration Date. In order to withdraw Securities, Holders must comply with the withdrawal procedures of DTC prior to midnight, New York City time, on the Expiration Date. Securities withdrawn from the Put Option may be resurrendered by following the surrender procedures described in Section 3 above.

This means a Holder must deliver, or cause to be delivered, a valid withdrawal request through the Automated Tender Offer Program system from the tendering DTC participant before midnight, New York City time, on the Expiration Date. The withdrawal notice must:

•                  specify the DTC Voluntary Offer Instruction Number, the name of the participant for whose account such Securities were tendered and such participant’s account number at DTC to be credited with the withdrawn Securities;

•                  contain a description of the Securities to be withdrawn (including the principal amount to be withdrawn); and

•                  be submitted through the DTC PTS system by such participant under the same name as the participant’s name is listed in the original tender, or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Securities.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.

You bear the risk of untimely withdrawal of your Securities. You must allow sufficient time for completion of the necessary DTC procedures before midnight, New York City time, on the Expiration Date.

5. Payment For Surrendered Securities. We will promptly forward to the Paying Agent, prior to noon, New York City time, on May 17, 2011 the appropriate amount of cash required to pay the Put Right Purchase Price for the surrendered Securities, and the Paying Agent will promptly thereafter cause the cash to be distributed to each record Holder that has validly delivered its Securities and not validly withdrawn such delivery prior to midnight, New York City time, on the Expiration Date.

The total amount of funds required by us to purchase all of the Securities is $141,400,074.36 (assuming all of the Securities are validly surrendered for purchase and accepted for payment). In the event any Securities are surrendered and accepted for payment, we intend to use available cash to purchase the Securities.

6. Securities Acquired. Any Securities purchased by us pursuant to the Put Option will be cancelled by the Trustee, pursuant to the terms of the Indenture.

7. Plans Or Proposals Of The Company. Except as publicly disclosed prior to the date of this Put Right Purchase Offer, the Company currently does not have any plans which would be material to a Holder’s decision to surrender Securities for purchase in the Put Option, which relate to or which would result in:

•                  any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•                  any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•                  any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

•                  any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•                  any other material change in the corporate structure or business of the Company;

•                  any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

•                  any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•                  the suspension of the obligation of the Company to file reports under Section 15(d) of the Exchange Act;

•                  the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; or

•                  any changes in the charter, bylaws or other governing instruments of the Company or other actions that could impede the acquisition of control of the Company.

8. Interests Of Directors, Executive Officers And Affiliates Of The Company In The Securities. Except as otherwise disclosed below, based on a reasonable inquiry by the Company:

•                  none of the Company or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Securities;

•                  the Company will not purchase any Securities from such persons; and

•                  during the 60 days preceding the date of this Put Right Purchase Offer, none of such officers, directors or affiliates has engaged in any transactions in the Securities.

A list of the directors and executive officers of the Company is attached to this Put Right Purchase Offer as Annex A.

9. Purchases Of Securities By The Company And Its Affiliates. Each of the Company and its affiliates, including its executive officers and directors, is prohibited under applicable United States federal securities laws from purchasing Securities (or the right to purchase Securities) other than through the Put Option until at least the tenth Business Day after the Put Right Purchase Date. Following such time, if any Securities remain outstanding, the Company and its affiliates may purchase Securities in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Put Right Purchase Price. Any decision to purchase Securities after the Put Option, if any, will depend upon many factors, including the market price of the Securities, the amount of Securities surrendered for purchase pursuant to the Put Option, the market price of the Common Stock, the business and financial position of the Company and general economic and market conditions.

10. Material United States Federal Income Tax Consequences. The following is a summary of the material United States federal income tax consequences to Holders of exercising the Put Option and is for general information purposes only. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, judicial authorities, rulings and pronouncements of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as of the date hereof and all of which are subject to change at any time (possibly with retroactive effect).

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Securities that for United States federal income tax purposes is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or other entity treated as a corporation for United States federal income tax purposes, that is created or organized in or under the laws of the United States or any subdivision thereof; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust that is subject to the primary supervision of a United States court and the control of one or more United States persons, or that has a valid election in effect under the applicable Treasury regulations to be treated as a United States person under the Code. A “non-U.S. holder” is a beneficial owner of Securities that is, for United States federal income tax purposes, an individual, corporation, estate or trust and is not a U.S. holder  If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds the Securities, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.  Holders that are partnerships, and partners in such partnerships, should consult their tax advisors regarding the tax consequences of the exercise of the Put Option.

This discussion is limited to holders who hold their Securities as capital assets for United States federal income tax purposes (generally, property held for investment) and assumes that there will be no accrued and unpaid cash interest due as part of the Put Right Purchase Price.  This discussion does not address all of the tax consequences that may be relevant to a particular holder, including a holder that is subject to special treatment under United States federal income tax laws (including, among others, tax-exempt organizations, cooperatives, dealers in securities or foreign currencies, banks, insurance companies, financial institutions or persons that hold their Securities as part of a hedge, straddle, constructive sale or conversion transaction, persons whose functional currency is not the United States dollar and persons that are, or hold their Securities through, partnerships or other pass-through entities). In addition, this discussion does not address any aspects of state, local or non-United States taxation or United States federal taxation other than income taxation. No ruling has been requested from the IRS regarding the United States federal income tax consequences of exercising the Put Option. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

Holders are urged to consult their tax advisors as to the United States federal tax consequences of exercising the Put Option, as well as the effects of state, local and non-United States tax laws.

Consequences to U.S. Holders

Surrender of Securities for Purchase

The receipt of cash by a U.S. holder in exchange for the Securities pursuant to the exercise of the Put Option will be a taxable transaction for United States federal income tax purposes. A U.S. holder generally will recognize gain or loss in an amount equal to the difference between the amount of cash received by such U.S. holder in consideration for the Securities and the U.S. holder’s adjusted tax basis in such Securities. A U.S. holder’s adjusted tax basis in the Securities generally will equal the amount paid by the U.S. holder for the Securities, decreased (but not below zero) by all payments received in respect of the Securities and increased by any accrued original issue discount (“OID”) (taking into account any acquisition premium the U.S. holder has used to offset such OID) and market discount.

In general, a Security will have acquisition premium if, immediately after its purchase, the Security’s adjusted basis is less than or equal to the sum of all amounts payable on the Security after the purchase date but greater than the Security’s adjusted issue price (generally, its initial issue price increased by OID accrued on the Security and reduced by payments on the Security).  Market discount is generally defined as the difference between the Securities’ stated redemption price at maturity (i.e., the total of all payments to be made under the Securities) and the U.S. holder’s initial adjusted tax basis in the Securities, provided that the Securities will be treated as having no market discount if such difference is less than 0.0025 multiplied by the product of the stated redemption price at maturity and the number of complete years to maturity (from the date of acquisition).

Except to the extent of any accrued market discount on the Securities, with respect to which any gain will be treated as ordinary income, any gain or loss by a U.S. holder pursuant to the exercise of the Put Option will generally be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder’s holding period for the Securities is more than one year at the time of disposition. The utilization of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

Payments made to a U.S. holder in consideration for the surrender of Securities for purchase pursuant to the Put Option will generally be subject to information reporting. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and such holder: (i) fails to furnish the holder’s taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number; (ii) furnishes an incorrect TIN; (iii) is notified by the IRS that the holder has failed properly to report payments of interest or dividends; or (iv) in certain circumstances, fails to certify, under penalties of perjury, that the holder has furnished a correct TIN and that the IRS has not notified the holder that the holder is subject to backup withholding.

U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. Backup withholding is not an additional tax, and U.S. holders may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund if they timely provide certain information to the IRS..

Consequences to Non-U.S. Holders

Surrender of Securities for Purchase

Subject to the discussion of backup withholding below, a non-U.S. holder generally will not be subject to United States federal income or withholding tax on gain recognized on the surrender of Securities for purchase pursuant to the Put Option unless:

•

that gain is effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income treaty, is attributable to a United States permanent establishment);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and other conditions are met; or

•

we are or have been a “United States real property holding corporation” (a “USRPHC”) for United States federal income tax purposes during the shorter of the non-U.S. holder’s holding period or the 5-year period ending on the date of the disposition. We do not believe believe that we are a USRPHC, and we do not anticipate becoming a USRPHC for United States federal income tax purposes prior to the Put Right Purchase Date.

A non-U.S. holder who is an individual described in the first bullet point above will be subject to tax on any gain on a net basis in the same manner as if such non-U.S. holder were a U.S. holder, and if such non-U.S. holder is a foreign corporation, it may also be required to pay an additional branch profits tax at a 30% rate (or a lower applicable treaty rate) on its effectively connected earnings and profits. A non-U.S. holder described in the second bullet point above will be subject to a flat 30% tax on the gain recognized on the surrender of Securities for purchase pursuant to the Put Option,  which gain may be offset by United States source capital losses, even though such non-U.S. holder is not considered a resident of the United States.

Information Reporting and Backup Withholding

A non-U.S. holder will not be subject to information reporting or backup withholding with respect to consideration received pursuant to the Put Option within the United States or through certain United States-related brokers, if the non-U.S. holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know that such holder is a United States person or that the conditions of any other claimed exemption are not, in fact, satisfied.  The receipt of consideration pursuant to the Put Option to or through a non-U.S. office of a broker will generally not be subject to information reporting or backup withholding except that information reporting (but generally not backup withholding) may apply if the non-U.S. broker has certain types of relationships with the United States or if the broker is a U.S. person unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and the broker has no knowledge, or reason to know, to the contrary.

Backup withholding is not an additional tax. A Non-U.S. holder generally will be entitled to credit any amounts withheld under the backup withholding rules against the holder’s United States federal income tax liability or may claim a refund, provided that the required information is furnished to the IRS in a timely manner.

11. Additional Information. The Company is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the SEC located at Station Place, 100 F Street, N.E., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov.

The Company has filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Put Option. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

The documents listed below (as such documents may be amended from time to time) contain important information about the Company and its financial condition.

•                  The Company’s Annual Report on Form 10-K for the year ended January 1, 2011;

•                  All other reports filed pursuant to Sections 13, 14 or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K mentioned above;

•                  All documents filed with the SEC by the Company pursuant to Sections 13, 14 and 15(d) of the Exchange Act subsequent to the date of this Put Right Purchase Offer and prior to midnight, New York City time, on the Expiration Date; and

•                  The description of the Common Stock set forth in a Registration Statement on Form 8-A filed on May 18, 1981, including any amendments or reports filed for the purpose of updating such description.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

Notwithstanding the foregoing, the Schedule TO to which this Put Right Purchase Offer relates does not permit forward “incorporation by reference.” Accordingly, if a material change occurs in the information set forth in this Put Right Purchase Offer, we will amend the Schedule TO accordingly.

12. No Solicitations. The Company has not employed any persons to make solicitations or recommendations in connection with the Put Option.

13. Definitions. All capitalized terms used but not specifically defined in this Put Right Purchase Offer shall have the meanings given to such terms in the Indenture and the Securities.

14. Conflicts. In the event of any conflict between this Put Right Purchase Offer on the one hand and the terms of the Indenture or the Securities or any applicable laws on the other hand, the terms of the Indenture or the Securities or applicable laws, as the case may be, will control.

None of the Company or its board of directors or employees are making any recommendation to any Holder as to whether to surrender or refrain from surrendering Securities for purchase pursuant to this Put Right Purchase Offer. Each Holder must make such Holder’s own decision whether to surrender such Holder’s Securities for purchase and, if so, the principal amount of Securities to surrender based on their own assessment of current market value and other relevant factors.

THORATEC CORPORATION

ANNEX A

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names of each of the members of the Company’s board of directors and each of the Company’s executive officers.

Directors

Name	Title
Neil F. Dimick	Director and Chairman of the Board
Gary F. Burbach	Director, President and Chief Executive Officer
J. Daniel Cole	Director
Steven H. Collis	Director
Elisha W. Finney	Director
D. Keith Grossman	Director
Paul A. LaViolette	Director
Daniel M. Mulvena	Director

Executive Officers

Name	Title
Gary F. Burbach	President and Chief Executive Officer
David V. Smith	Executive Vice President and Chief Financial Officer
David A. Lehman	Senior Vice President and General Counsel

The business address of each person set forth above is c/o Thoratec Corporation, 6035 Stoneridge Drive, Pleasanton, California 94588 and the telephone number there is (925) 847-8600.